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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-36906
CUSIP NUMBER G4863A 108

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERNATIONAL GAME TECHNOLOGY PLC
Full Name of Registrant

N/A
Former Name if Applicable

11 Old Jewry, 6th Floor
Address of Principal Executive Office (Street and Number)

London, EC2R 8DU United Kingdom
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the amount of management’s time and effort required to close the acquisition of International Game Technology, the process of preparing the Form 20-F was delayed. This process will not be completed prior to April 30, 2015 and, therefore, International Game Technology Plc (the “Company”) will not be able to timely file its annual report on Form 20-F without unreasonable effort and expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tim Rishton	401	392-7867
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2014 will be significantly different than the results of operations for the year ended December 31, 2013.

	The Company expects to report total revenues and operating income for the year ended December 31, 2014 to be 0.2% and 1.4% higher than the previous year, respectively.

The Company expects to report income before income tax expense and net income for the year ended December 31, 2014, 25.5% and 52.4% lower than the previous year, respectively. This significant change in results of operations is primarily due to the financing costs incurred in connection with the acquisition of International Game Technology and higher effective income tax rate.

The results of operations for the year ended December 31, 2014 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s financial statements and audit.

INTERNATIONAL GAME TECHNOLOGY PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).